Epiphany Funds

200 N. Mesquite Street, Suite 205

Arlington, TX 76011

September 27, 2018

Public Filing Desk U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, DC 20549

Re:	Epiphany Funds (CIK No. 0001377031) Request for Withdrawal of Registration Statement Filed on Form N-14

Dear Sir or Madam:

Epiphany Funds (the “Trust”) has determined that the Forms N-14 filed on its behalf on July 26, 2018 (SEC Accession No. 0001580642-18-003519, File No. 333-226361), August 1, 2018 (SEC Accession No. 0001580642-18-003628, File No. 333-226495) and September 21, 2018 (SEC Accession No. 0001580642-18-004606, File No. 333-227472) were filed in error and should be withdrawn. Those filings were intended on solely on behalf of Mutual Fund Series Trust and filed under the Epiphany Funds in error.

Accordingly, pursuant to Rule 477(a) under the Securities Act of 1933, the Trust hereby requests that the above-referenced Forms N-14 be withdrawn as they pertain to the Trust. No securities have been sold in connection with these Forms N-14. Please direct any questions concerning this letter to Cassandra Borchers at Thompson Hine LLP, counsel to the Trust at (513) 352-6632.

Very truly yours,
/s/ Samuel J. Saladino III
Samuel J. Saladino III
President, Epiphany Funds